UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 August 9, 2002


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X     Form 40-F
                                    -----            --------


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes           No   X
                               --------     -----



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                                    EXHIBITS





Exhibit 1 Press release dated August 8, 2002 announcing that Bunge's proposed acquisition of Cereol received early termination of Hart-Scott-Rodino waiting period

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Bunge Limited



Date: August 9, 2002                          By:  /s/ Theodore P. Fox
                                                 -------------------------------
                                                 Theodore P. Fox
                                                 Controller